UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	10 June 2015

Number	13/15

DEMERGER OF SOUTH32 – AUSTRALIAN TAXATION INFORMATION

The Australian Taxation Office has today issued Class Ruling CR 2015/40 with respect to the tax implications of the South32 demerger for Australian resident shareholders of BHP Billiton Limited.

The class ruling confirms that the receipt of South32 shares under the demerger is not taxable for Australian resident shareholders of BHP Billiton Limited. Such shareholders will be sent a letter providing further detail on the class ruling to assist in calculating the tax cost base allocation of BHP Billiton and South32 shares. A copy of the shareholder letter is attached to this announcement.

A guide to the general tax implications of the demerger is set out in Section 8 of the Shareholder Circular dated 16 March 2015. The Shareholder Circular, as well as further demerger tax information, is available at www.bhpbilliton.com/demerger.

BHP Billiton announced the implementation of the demerger of South32 was completed on 25 May 2015.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

June 2015

BHP Billiton Limited
Level 16, 171 Collins Street
Melbourne VIC 3000 Australia
GPO Box 86A
Melbourne VIC 3001 Australia
Tel +61 1300 55 47 57
Fax +61 3 9609 3333
www.bhpbilliton.com

Dear Shareholder,

Australian taxation implications of the Demerger Dividend

Following the approval of the demerger of South32 by BHP Billiton Limited and BHP Billiton Plc Shareholders on 6 May 2015, BHP Billiton implemented the Demerger by way of an in-specie distribution of South32 Shares to BHP Billiton Limited and BHP Billiton Plc Shareholders (Demerger Dividend). South32 Shares have since begun trading independently from BHP Billiton Shares.

A guide to the general tax implications of the Demerger Dividend for Shareholders is set out in Section 8 of the Shareholder Circular, which is available on BHP Billiton’s website at www.bhpbilliton.com/demerger. Capitalised terms used in this letter have the meaning given to them in the Shareholder Circular, unless the context requires otherwise.

This letter provides additional information to assist Australian resident Shareholders of BHP Billiton Limited who hold their BHP Billiton Limited shares on capital account to calculate the tax cost base allocation which may be required.

Important information

This letter does not constitute tax advice. The information below does not take into account your individual investment objectives, financial situation or needs. It is not a complete analysis of all taxation laws which may apply to you in relation to the Demerger. You should consult with your own independent taxation adviser regarding the taxation implications of participating in the Demerger Dividend given the particular circumstances that apply to you.

Class ruling

As part of the Demerger, BHP Billiton sought a ruling from the Australian Taxation Office (ATO) on the taxation implications for Australian resident Shareholders of BHP Billiton Limited who hold their shares on capital account.

The ATO issued Class Ruling CR 2015/40, in accordance with the application made by BHP Billiton. A copy of the class ruling is available on the BHP Billiton’s website at www.bhpbilliton.com/demerger.

The class ruling confirms that the Demerger Dividend will not be assessable income to Australian resident shareholders. A summary of the other key taxation implications for Shareholders that are covered by the class ruling is contained below.

(i) Post-CGT Australian resident Shareholders

If you acquired your BHP Billiton Limited Shares on or after 20 September 1985, the capital gains tax consequences will be the same, whether or not you choose demerger relief. These consequences are outlined below.

A member of the BHP Billiton Group which is headquartered in Australia
Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia
ABN 49 004 028 077 Registered in Australia	page 1/2

If you acquired your BHP Billiton Limited Shares on or after 20 September 1985 you must apportion the existing cost base of your BHP Billiton Limited Shares between your BHP Billiton Limited Shares and your South32 Shares that were distributed to you pursuant to the Demerger Dividend. The apportionment will be based on the volume weighted average prices (VWAP) of BHP Billiton Limited Shares and South32 Shares over the first five trading days on the Australian Securities Exchange (18 May 2015 to 22 May 2015 inclusive). The five day VWAP for BHP Billiton Limited and South32 were as follows:

BHP Billiton Limited	A$	29.44	92.9%
South32	A$	2.25	7.1%

Total	A$	31.69	100%

The cost base of an Australian resident Shareholder’s post-CGT BHP Billiton Limited Shares would therefore be allocated 92.9% to BHP Billiton Limited Shares and 7.1% to South32 Shares after the Demerger.

As an illustrative example, if an Australian resident Shareholder’s post-CGT BHP Billiton Limited Shares held immediately prior to the implementation of the Demerger had a cost base of A$34.00 per Share, the cost base of each BHP Billiton Limited Share after the implementation of the Demerger would be 92.9% of A$34.00 or A$31.59 per share and the cost base of each South32 Share would be 7.1% per cent of A$34.00 or A$2.41 per share.

Your South32 Shares received pursuant to the Demerger Dividend will be taken to have been acquired on the same date as your original BHP Billiton Limited Shares for the purposes of applying the CGT discount on subsequent sale of the South32 Shares.

(ii) Pre-CGT Australian resident Shareholders that choose demerger tax relief

If you acquired your BHP Billiton Limited Shares before 20 September 1985 and you choose demerger tax relief, then your South32 Shares received pursuant to the Demerger Dividend will also be taken to have been acquired before 20 September 1985 and therefore will be treated as pre-CGT shares.

(iii) Pre-CGT Australian resident Shareholders that do not choose demerger tax relief

If you acquired your BHP Billiton Limited Shares before 20 September 1985 and you do not choose demerger tax relief in respect of your South32 Shares received pursuant to the Demerger Dividend, your South32 Shares will not be treated as pre-CGT shares. Therefore, your South32 Shares will be post-CGT shares.

You will have a tax cost base in each South32 Share equal to the market value of the South32 Shares on the Demerger Distribution Date. For Australian resident Shareholders, a reasonable estimate of the market value of each South32 Share on the Distribution Date is the South32 five-day VWAP of A$2.25.

For the purposes of applying the CGT discount on subsequent sale, your South32 Shares received pursuant to the Demerger Dividend are acquired on 24 May 2015.

Sale Facility

The Australian income tax implications of selling South32 Shares received pursuant to the Demerger Dividend via the Sale Facility will depend on whether the relevant BHP Billiton Limited Shares to which the South32 Shares correspond are pre-CGT BHP Billiton Limited Shares or post-CGT BHP Billiton Limited Shares, and if you are a pre-CGT BHP Billiton Limited Shareholder, whether you choose demerger tax relief. The Australian income tax implications will generally be the same as those set out above.

Yours sincerely,

Margaret Taylor
Group Company Secretary

page 2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	June 10, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary